Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of The Ryland Group, Inc. for the registration of Debt Securities, Common Stock, Preferred Stock, Depositary Shares, Stock Purchase Units, Stock Purchase Contracts, Warrants to Purchase Debt, Securities, Common Stock or Preferred Stock, and Guarantees of Debt Securities, and to the incorporation by reference therein of our reports dated February 22, 2008, with respect to the consolidated financial statements and schedule of The Ryland Group, Inc., and the effectiveness of internal control over financial reporting of The Ryland Group, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2007, filed with the Securities and Exchange Commission.

/s/ Ernst &Young LLP

Los Angeles, California February 5, 2009